FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 12/29/2006


                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                       Form 20-F  X     Form 40-F
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No   X
                           ------         ------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable

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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release providing update on Luxembourg 1929 regime status.


       Ternium Provides Update on Luxembourg 1929 Regime Status

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 29, 2006--Ternium S.A. (NYSE:TX) announced today that, following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -- including Ternium -- will be entitled to continue benefiting from their current tax regime until December 31, 2010, irrespective of any share transfers that may occur within that period.

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available on the Company's Web site at www.ternium.com.

    CONTACT: Ternium
             Investor Relations:
             Sebastian Marti
             USA (1) 866 890 0443
             Mexico (52) 81 8865 2111
             Argentina (54) 11 4018 2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Raul H. Darderes
    --------------------
Name: Raul H. Darderes
Title: Corporate Secretary


Dated: December 29, 2006